UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.           General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[x]           Merger

[ ]           Liquidation

[ ]           Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]           Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.           Name of fund:  DWS Advisor Funds

3.           Securities and Exchange Commission File No.:  811-04760

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[x]           Initial Application                                [ ]           Amendment

5.           Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
345 Park Avenue, New York, NY 10154

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Caroline Pearson, One Beacon St, Boston, MA 02108, 617-295-2565

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
Deutsche Investment Management Americas Inc., 345 Park Avenue, NY, NY 10154, 212-250-2500

8.           Classification of fund (check only one):

[x]           Management company;

[ ]           Unit investment trust; or

[ ]           Face-amount certificate company.

9.           Subclassification if the fund is a management company (check only one):

[x]           Open-end                      [ ]           Closed-end

10.           State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Deutsche Investment Management Americas Inc.
345 Park Avenue
New York, NY 10154

Deutsche Asset Management, Inc.
           345 Park Avenue, New York, NY  10154
(Effective December 31, 2006, Deutsche Asset Management, Inc. merged into Deutsche Investment Management Americas Inc.)

QS Investors, LLC
880 Third Avenue, NewYork, NY 10022.

Aberdeen Asset Management Inc.
1735 Market Street, Philadelphia, PA 19103

RREEF America L.L.C.
875 N. Michigan Avenue, Chicago, Illinois 60611.

Deutsche Alternative Asset Management (Global) Limited (formerly, RREEF Global Advisers Limited),
Winchester House, 1 Great Winchester Street, London, United Kingdom, EC2N 2DB,

 Deutsche Asset Management (Hong Kong) Limited,
55/F Cheung Kong Centre, 2 Queen’s Road Central,
Hong Kong, China

Deutsche Investments Australia Limited,
Level 21, 83 Clarence Street, Sydney, Australia, NSW, 2000

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
DWS Investments Distributors, Inc. (formerly, Scudder Distributors, Inc.)
222 South Riverside Plaza
Chicago, IL  60606-5808

13.	If the fund is a unit investment trust ("UIT") provide:

(a)           Depositor's name(s) and address(es):

(b)           Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]           Yes                      [x]           No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x]           Yes                      [ ]           No

If Yes, state the date on which the board vote took place: If No, explain:  11/19/10

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]           Yes                      [x]           No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  Under the Trust’s existing declaration of trust, the Board was able to approve these reincorporations without the need for shareholder approval.  These transactions complied with Rule 17a-8 under the Investment Company Act of 1940, as amended.

II.           Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x]           Yes                      [ ]           No

(a)	If Yes, list the date(s) on which the fund made those distributions: 4/29/11

(b)	Were the distributions made on the basis of net assets?

[x]           Yes                      [ ]           No

(c)	Were the distributions made pro rata based on share ownership?

[x]           Yes                      [ ]           No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]           Yes                      [ ]           No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:

Has the fund issued senior securities?

[ ]           Yes                      [ ]           No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.           Has the fund distributed all of its assets to the fund’s shareholders?

[x]           Yes                      [ ]           No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]           Yes                      [x]           No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ]           Yes                      [x]           No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]           Yes                      [ ]           No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]           Yes                      [x]           No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $25,446

(ii)	Accounting expenses. $0

(iii)	Other expenses (list and identify separately): $0

(iv)           Total expenses (sum of lines (i)-(iii) above):  $25,446

(b)	How were those expenses allocated? See answer to (c) below

(c)	Who paid those expenses?
DWS RREEF Real Estate Securities Fund and DWS RREEF Global Real Estate Securities Fund, each a series of DWS Securities Trust, NY Tax Free Money Fund and Tax Free Money Fund Investment, each a series of DWS Money Market Trust, and DWS Lifecycle Long Range Fund, a series of DWS Market Trust based on net assets

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]           Yes                      [x]           No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]           Yes                      [x]           No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]           Yes                      [x]           No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: DWS RREEF Real Estate Securities Fund and
DWS RREEF Global Real Estate Securities Fund, each a series of DWS Securities Trust, NY Tax Free Money Fund and Tax Free Money Fund Investment, each a series of DWS Money Market Trust, and DWS Lifecycle Long Range Fund, a series of DWS Market Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger:
811-02021 DWS Securities Trust
811-03495 DWS Money Market Trust
811-01236 DWS Market Trust

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
Please see Exhibit A – E.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of DWS Advisor Funds, (ii) she is the Chief Legal Officer of DWS Advisor Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

(Signature)

/s/Caroline Pearson